FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 14, 2017, announcing Gilat’s third quarter 2017 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on  Form S-8 (Registration Nos.  333-180552, 333-187021, 333-204867 and 333-210820).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 14, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Continued Growth in Profitability in Q3 2017 with
GAAP Net Income of $2.1 million and Adjusted EBITDA of $7.1 million

Company adds T-Mobile as fourth end-to-end multi-year deal in satellite cellular backhaul

Petah Tikva, Israel – November 14, 2017 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2017.

Key Financial Highlights:

•	Revenues for Q3 2017 were $69.9 million compared with $66.2 million in Q2 2017 and $78.6 million in Q3 2016.

•	Profitability improvement continued in Q3 2017:

o	GAAP operating income improved substantially to $3.3 million in Q3 2017 from $1.9 million in Q2 2017, and compared with an operating loss of $0.2 million in Q3 2016.

o	Non-GAAP operating income grew to $4.9 million from $4.1 million in Q2 2017 and $3.3 million in Q3 2016.

o
The Company achieved GAAP net income of $2.1 million, or $0.04 per diluted share in Q3 2017, in line with $2.1 million, or $0.04 per diluted share, in Q2 2017, and compared with a loss of $2.2 million, or $0.04 per diluted share, in Q3 2016.

o
Non-GAAP net income was $3.6 million, or $0.07 per diluted share in Q3 2017, compared with $4.6 million, or $0.08 per diluted share in Q2 2017, and $1.4 million, or $0.02 per diluted share, in Q3 2016.

o	Adjusted EBITDA increased to $7.1 million, or 10.2% of revenues, compared with $5.9 million, or 8.9% of revenues, in Q2 2017, and $5.2 million, or 6.7% of revenues, in Q3 2016.

•
Updated management objectives for 2017: revenue range maintained at between $280 to $290 million, GAAP operating income narrowed to upper range between $9 and $11 million (from $7 to $11 million), and Adjusted EBITDA narrowed to upper range between $24 and $26 million (from $22 to $26 million).

Yona Ovadia, CEO of Gilat, commented: “I am pleased to report that Gilat again achieved very positive results in the third quarter as we see consistent improvement in our operating income and in our Adjusted EBITDA - two major indicators of our financial progress. I am in particular pleased to note our GAAP net income of $2.1 million for the quarter, as we remain committed to our long-term goal of profitability on a GAAP basis.

“Further, based on our progress year-to-date, we have narrowed our profitability objectives for 2017 towards the high end of the previous range, while maintaining our prior objective for revenues.

“One of our growth initiatives has been to develop multi-year cellular backhaul service projects with recurring revenues, particularly with telco service providers. I am gratified that we have closed four significant such deals in the past few months. We believe they were awarded to Gilat due to both our LTE cellular backhaul carrier-grade technology that meets the stringent requirements of throughput and user experience, as well as our expertise in integrating multi-site satellite-based networks into the MNO’s cellular network.

“In the United States, we have just been awarded a major contract with T-Mobile for end-to-end services for LTE cellular backhaul for their network expansion in rural areas, destinations, highways, and elsewhere where fiber delivery is challenging throughout the continental United States. In addition, Sprint has expanded our contract to include a three-year project in addition to the technology provided for their 3G/4G network.

 “In the Philippines, we secured a five-year multi-million dollar services contract with Globe for satellite backhaul for 4G cellular services.
“And, we closed a deal with a major telecom service provider in Latin America to provide an end-to-end services project for rapid rollout of high-performance broadband.

“In Mobility, we have reached a noteworthy milestone with our customer, Gogo, with over 150 airplanes now flying with our airborne modem, showing a strong pace of ramp-up, with potential of approximately 2,000 aircraft.

“Equally important, we are making further inroads with our airborne antennas. We are progressing towards completion of development of our dual-band Ku-Ka antenna in early 2018, and have started the development of our next generation antenna. I am optimistic that the interest we see in the market will translate into concrete achievements in the coming quarters.

Mr. Ovadia concluded: “We are pleased with the momentum we gained in both growth engines, and we will continue to execute according to our strategic priorities, with an ongoing emphasis on improving profitability.”

Key Recent Announcements:

•	Major Telecom Service Provider in Latin America Selects Gilat for Managed Service Cellular Backhaul Project

•	Sprint Expands Gilat Contract to a Three-Year Multi-Million Dollar Managed Service Project

•	Globe Awards Gilat Five Year Multi-Million Dollar Contract for Managed Service Satellite Backhaul for Cellular Services

Conference Call and Webcast Details:
Gilat management will host a conference call today, Tuesday, November 14, to discuss the third quarter results.  The details are as follows:

Conference Call and Webcast
 Following the announcement, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s 2017 third quarter results, participate in a question, and answer session:

Date:	Tuesday, November 14, 2017
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-888-668-9141 International: (972) 3-918-0609

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq3-2017.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	November 14, 2017 at 12:00 PM EDT / 19:00 IDT
End:	November 17, 2017 at 12:00 PM EDT / 19:00 IDT
Dial-in:	US: 1-888-326-9310 International: (972) 3-925-5901

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.

Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses, costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets, trade secrets litigation expenses and tax expenses under amnesty program) is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2017. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
	Nine months ended September 30,		Three months ended September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Revenues	$200,104	$199,206	$69,936	$78,643
Cost of revenues	142,845	147,914	49,587	54,930

Gross profit	57,259	51,292	20,349	23,713

Research and development expenses	20,648	19,374	7,181	6,781
Less - grants	820	1,008	297	370
Research and development expenses, net	19,828	18,366	6,884	6,411
Selling and marketing expenses	17,187	17,224	5,837	6,248
General and administrative expenses	15,026	21,435	4,303	11,283

Total operating expenses	52,041	57,025	17,024	23,942

Operating income (loss)	5,218	(5,733)	3,325	(229)

Financial expenses, net	(3,169)	(3,175)	(1,123)	(1,572)

Income (loss) before taxes on income	2,049	(8,908)	2,202	(1,801)

Taxes on income (tax benefit)	(1,349)	967	152	398

Net income (loss)	$3,398	$(9,875)	$2,050	$(2,199)

Earnings (loss) per share (basic and diluted)	$0.06	$(0.19)	$0.04	$(0.04)

Weighted average number of shares used in
computing earnings (loss) per share
Basic	54,667,795	51,096,829	54,703,658	54,523,585
Diluted	54,723,315	51,096,829	54,788,086	54,523,585

GILAT SATELLITE NETWORKS LTD. RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS FOR COMPARATIVE PURPOSES U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2017			September 30, 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$20,349	1,210	$21,559	$23,713	1,204	$24,917
Operating expenses	17,024	(357)	16,667	23,942	(2,357)	21,585
Operating income (loss)	3,325	1,567	4,892	(229)	3,561	3,332
Income (loss) before taxes on income	2,202	1,567	3,769	(1,801)	3,561	1,760
Net income (loss)	$2,050	1,567	$3,617	$(2,199)	3,561	$1,362

Earnings (loss) per share (basic and diluted)	$0.04	0.03	$0.07	$(0.04)	0.06	$0.02

Weighted average number of shares used in
computing earnings (loss) per share
Basic	54,703,658		54,703,658	54,523,585		54,523,585
Diluted	54,788,086		54,979,360	54,523,585		54,614,252

(1)	Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions and trade secrets litigation expenses.

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
	Unaudited	Unaudited

GAAP net income (loss)	$2,050	$(2,199)

Gross profit
Non-cash stock-based compensation expenses	15	9
Amortization of intangible assets related to acquisition transactions	1,195	1,195
	1,210	1,204
Operating expenses
Non-cash stock-based compensation expenses	193	180
Amortization of intangible assets related to acquisition transactions	164	194
Trade secrets litigation expenses	-	1,983
	357	2,357

Non-GAAP income	$3,617	$1,362

GILAT SATELLITE NETWORKS LTD. RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS FOR COMPARATIVE PURPOSES U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2017			September 30, 2016
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$57,259	3,620	$60,879	$51,292	3,614	$54,906
Operating expenses	52,041	(2,642)	49,399	57,025	(4,826)	52,199
Operating income (loss)	5,218	6,262	11,480	(5,733)	8,440	2,707
Income (loss) before taxes on income	2,049	6,499	8,548	(8,908)	8,440	(468)
Net income (loss)	$3,398	6,499	$9,897	$(9,875)	8,440	$(1,435)

Earnings (loss) per share (basic and diluted)	$0.06	0.12	$0.18	$(0.19)	0.16	$(0.03)

Weighted average number of shares used in
computing earnings (loss) per share
Basic	54,667,795		54,667,795	51,096,829		51,096,829
Diluted	54,723,315		54,850,309	51,096,829		51,096,829

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, trade secrets litigation expenses and tax expenses under amnesty program.

	Nine months ended	Nine months ended
	30 September 2017	30 September 2016
	Unaudited	Unaudited

GAAP net income (loss)	$3,398	$(9,875)

Gross profit
Non-cash stock-based compensation expenses	38	32
Amortization of intangible assets related to acquisition transactions	3,582	3,582
	3,620	3,614
Operating expenses
Non-cash stock-based compensation expenses	588	660
Amortization of intangible assets related to acquisition transactions:	553	583
Trade secrets litigation expenses	873	3,583
Tax expenses under amnesty program	628	-
	2,642	4,826

Finance and taxes on income
Tax expenses under amnesty program	237	-

Non-GAAP income (loss)	$9,897	$(1,435)

GILAT SATELLITE NETWORKS LTD.
ADJUSTED EBITDA
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP operating income (loss)	$5,218	$(5,733)	$3,325	$(229)
Add:
Non-cash stock-based compensation expenses	626	692	208	189
Trade secrets litigation expenses	873	3,583	-	1,983
Tax expenses under amnesty program expenses	628	-	-	-
Depreciation and amortization	9,884	9,831	3,580	3,306

Adjusted EBITDA	$17,229	$8,373	$7,113	$5,249

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$77,234	$40,133
Restricted cash	24,275	62,229
Restricted cash held by trustees	6,503	9,058
Trade receivables, net	86,517	89,377
Inventories	29,921	21,469
Other current assets	21,211	17,017

Total current assets	245,661	239,283

LONG-TERM INVESTMENTS:
Severance pay funds	8,074	7,791
Other long term receivables	400	436

Total long-term investments	8,474	8,227

PROPERTY AND EQUIPMENT, NET	79,307	80,837

INTANGIBLE ASSETS, NET	7,084	11,383

GOODWILL	43,468	43,468

TOTAL ASSETS	$383,994	$383,198

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,482	$4,617
Trade payables	28,611	29,625
Accrued expenses	68,082	53,429
Advances from customers and deferred revenues	25,768	37,659
Advances from customers, held by trustees	5,349	7,498
Other current liabilities	16,587	13,846

Total current liabilities	148,879	146,674

LONG-TERM LIABILITIES:
Accrued severance pay	7,896	7,485
Long-term loans, net of current maturities	12,690	16,932
Other long-term liabilities	19	2,281

Total long-term liabilities	20,605	26,698

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,599	2,593
Additional paid-in capital	921,405	920,162
Accumulated other comprehensive loss	(3,132)	(3,224)
Accumulated deficit	(706,362)	(709,705)

Total equity	214,510	209,826

TOTAL LIABILITIES AND EQUITY	$383,994	$383,198

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$3,398	$(9,875)	$2,050	$(2,199)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	9,884	9,831	3,580	3,306
Stock-based compensation of options and RSU's	626	692	208	189
Accrued severance pay, net	129	(202)	23	(105)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(104)	(1,454)	(114)	106
Exchange rate differences on long-term loans	151	56	38	8
Deferred income taxes, net	(300)	5	(141)	5
Decrease (increase)in trade receivables, net	2,833	10,109	(2,215)	6,115
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(3,629)	1,119	2,890	2,191
Decrease (increase) in inventories	(9,229)	865	(5,671)	3,324
Decrease in restricted cash directly related to operating activities, net	38,123	28,482	144	6,908
Increase (decrease) in trade payables	(1,082)	3,847	(1,619)	655
Increase in accrued expenses	14,655	26,014	3,237	11,531
Decrease in advances from customers	(11,714)	(66,642)	(6,004)	(30,357)
Increase (decrease) in advances from customers, held
by trustees	(2,340)	(1,028)	1,002	984
Increase in other current liabilities and other long term liabilities	357	1,630	2,261	933
Net cash provided by (used in) operating activities	41,758	3,449	(331)	3,594

Cash flows from investing activities:
Purchase of property and equipment	(3,409)	(2,822)	(1,236)	(790)
Investment in restricted cash held by trustees	(10,802)	(10,925)	(5,493)	(5,497)
Proceeds from restricted cash held by trustees	13,388	13,473	5,388	5,315
Investment in restricted cash (including long-term)	(656)	(204)	(10)	(18)
Proceeds from restricted cash (including long-term)	671	7,441	4	15
Net cash provided by (used in) investing activities	(808)	6,963	(1,347)	(975)

Cash flows from financing activities:
Capital lease payments	-	(307)	-	-
Issuance of shares in a rights offering	-	35,095	-	-
Issuance of restricted stock units and exercise of stock options	569	527	76	181
Short term bank credit, net	-	(7,000)	-	-
Repayment of long-term loans	(4,528)	(4,416)	(145)	(139)
Net cash provided by (used in) financing activities	(3,959)	23,899	(69)	42

Effect of exchange rate changes on cash and cash equivalents	110	693	150	18

Increase (decrease) in cash and cash equivalents	37,101	35,004	(1,597)	2,679

Cash and cash equivalents at the beginning of the period	40,133	18,435	78,831	50,760

Cash and cash equivalents at the end of the period	$77,234	$53,439	$77,234	$53,439